Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	87,141	111,950
Prepayments and other receivables	3,562	1,866
Social securities and other taxes	452	850

Total current assets	91,155	114,666

Property, plant and equipment	2,102	2,440
Investments in associates	243	429

Total assets	93,500	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	80,094	94,329
Non-controlling interests	(526)	(496)
Total equity	79,568	93,833

Current liabilities
Borrowings	656	343
Lease liabilities	46	508
Trade payables	492	445
Current income tax liability	65	64
Social securities and other taxes	17	108
Pension premiums	1	2
Deferred income	1,053	711
Other current liabilities	6,703	8,812

Total current liabilities	9,033	10,993

Borrowings	4,899	12,709

Total liabilities	13,932	23,702

Total equity and liabilities	93,500	117,535

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,

	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	8,674	563	8,937	979

Research and development costs	(8,587)	(9,523)	(21,412)	(21,487)
General and administrative costs	(3,446)	(2,876)	(7,364)	(6,066)

Total operating costs	(12,033)	(12,399)	(28,776)	(27,553)

Operating result	(3,359)	(11,836)	(19,839)	(26,574)
Finance income and expense	(697)	(531)	(161)	(37)
Results related to associates	(52)	698	(186)	698

Result before corporate income taxes	(4,108)	(11,669)	(20,186)	(25,913)
Income taxes	(11)	(64)	(11)	(64)

Result for the period	(4,119)	(11,733)	(20,197)	(25,977)
Other comprehensive income	(135)	(38)	121	(26)

Total comprehensive income (attributable to owners of the Company)	(4,254)	(11,771)	(20,076)	(26,003)

Result attributable to
Owners of the Company	(4,112)	(11,651)	(20,167)	(25,808)
Non-controlling interests	(7)	(82)	(30)	(169)
	(4,119)	(11,733)	(20,197)	(25,977)

Share information
Weighted average number of shares outstanding[1]	50,021,194	38,908,182	49,963,614	38,896,868

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.08)	(0.30)	(0.40)	(0.66)
Diluted loss per share[1]	(0.08)	(0.30)	(0.40)	(0.66)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(25,808)	(25,808)	(169)	(25,977)
Other comprehensive income	—	—	—	—	(26)	—	(26)	—	(26)
Recognition of share-based payments	—	—	—	3,388	—	—	3,388	—	3,388
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(39,653)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(29)	—	29	—	—	—
Share options exercised	39,653	—	164	(113)	—	113	164	—	164

Balance at June 30, 2019	43,149,987	1,726	235,908	14,026	82	(181,109)	70,633	(399)	70,234

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	(20,167)	(20,167)	(30)	(20,197)
Other comprehensive income	—	—	—	—	121	—	121	—	121
Recognition of share-based payments	—	2	283	4,542	—	—	4,827	—	4,827
Issuance of ordinary shares	100,902	2	270	—	—	—	272	—	272
Treasury shares transferred	(296,122)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(60)	—	60	—	—	—
Share options exercised	296,122	—	712	(458)	—	458	712	—	712

Balance at June 30, 2020	54,076,740	2,163	288,479	20,575	272	(231,395)	80,094	(526)	79,568

The notes are an integral part of these condensed consolidated financial statements

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(4,119)	(11,733)	(20,197)	(25,977)
Adjustments for:
— Depreciation	530	516	1,052	1,037
— Share-based compensation	1,802	1,100	4,672	3,388
— Other income	(8,423)	—	(8,423)	—
— Financial income and expenses	696	531	161	37
— Results related to associates	52	(698)	186	(698)
— Net foreign exchange gain / (loss)	(135)	(38)	121	(26)

Changes in working capital	(907)	(500)	(3,108)	(974)
Cash used in operations	(10,504)	(10,822)	(25,536)	(23,213)

Corporate income tax paid	(11)	(64)	(11)	(64)
Interest received	62	32	91	86
Interest paid	(34)	(24)	(38)	(51)

Net cash used in operating activities	(10,487)	(10,878)	(25,494)	(23,242)

Cash flow from investing activities
Purchases of property, plant and equipment	(344)	(86)	(542)	(309)

Net cash used in investing activities	(344)	(86)	(542)	(309)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—	—	—
Proceeds from exercise of share options	243	93	712	164
Proceeds from borrowings	289	—	579	—
Proceeds from convertible loans	65	—	65	690
Repayment of lease liability	(105)	(287)	(307)	(571)

Net cash (used in)/generated by financing activities	492	(194)	1,049	283

Net increase/(decrease) in cash and cash equivalents	(10,339)	(11,158)	(24,987)	(23,268)

Currency effect cash and cash equivalents	(583)	(458)	178	152
Cash and cash equivalents, at beginning of the period	98,063	94,080	111,950	105,580

Cash and cash equivalents at the end of the period	87,141	82,464	87,141	82,464

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);
●	Amylon Therapeutics Inc. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. ProQR Therapeutics N.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

New Standards and Interpretations, which became effective as of January 1, 2020, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and Cash Equivalents

At June 30, 2020, the Company’s cash and equivalents were € 87,141,000 as compared to € 111,950,000 at December 31, 2019. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At June 30, 2020 and December 31, 2019, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

7. Borrowings

	June 30,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Innovation credit	2,771	7,191
Accrued interest on innovation credit	168	3,124
Convertible notes	2,279	2,473
Accrued interest on convertible notes	337	264

Total borrowings	5,555	13,052
Current portion	(656)	(343)
	4,899	12,709

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covered 35% of the costs incurred in respect of the program up to € 5.0 million. The credit was interest-bearing at a rate of 10% per annum. In June 2020 ProQR received a final waiver of the full amount of the Innovation credit, including accumulated interest. Consequently, the carrying amount of € 8.4 million, including accumulated interest, was recognized in Other Income in June 2020.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program for LCA 10. Amounts will be drawn under this facility from 2018 through 2021. The total credit of € 4.7 million will be used to conduct the Phase 2/3 clinical study for sepofarsen and to finance efforts to obtain regulatory and ethical market approval (NDA/MAA). The credit, including accrued interest of 10% per annum, is repayable depending on ProQR obtaining market approval for sepofarsen. An amount of € 2.8 million had been received as at June 30, 2020. Accumulated interest amounted to € 0.2 million as at June 30, 2020. The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At June 30, 2020, 54,076,740 ordinary shares were issued and fully paid in cash, of which 3,934,029 were held by the Company as treasury shares (December 31, 2019: 4,230,151).

On November 7, 2018, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. The gross proceeds from this offering amounted to € 51,597,000 while the transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

In December 2019, the Company issued 371,306 shares in the aggregate amount of $3.5 million, at $9.43 (€8.51) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, the second installment of the upfront payment in

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

ordinary shares to the Company’s common stock was made to Ionis upon the dosing of the first patient in the phase 1/2 Aurora clinical trial for QR-1123.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three month period ended June 30, 2020 were € 1,673,000 (2019: € 1,100,000), of which € 1,103,000 (2019: € 724,000) was recorded in general and administrative costs and € 570,000 (2019: € 376,000) was recorded in research and development costs.

9. Other income

	Three month period
	ended June 30,

	2020	2019
	€ 1,000	€ 1,000

Grant income	8,640	489
Other income	34	74
	8,674	563

In June 2020 ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of €8.4 million, including accumulated interest, was recognized in Other Income in June 2020.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

In addition, funding was received for our Huntington’s disease program.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs amount to € 8,587,000 for the three month period ended June 30, 2020 (2019: € 9,523,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

11. General and administrative costs

General and administrative costs amount to € 3,446,000 for the three month period ended June 30, 2020 (2019: € 2,876,000).

12. Results related to associates

The results related to associates for the three month period ended June 30, 2020 amounting to € 52,000 consist of our share of the net losses of Wings Therapeutics Inc. Results related to associates for the three month period ended June 30, 2019 consisted of a gain on the sale of assets to Wings Therapeutics Inc of € 959,000 and the Company’s share in the net loss of Wings Therapeutics Inc, amounting to € 261,000.

13. Income taxes

The current income tax liability amounts to € 65,000 at June 30, 2020 (December 31, 2019: € 64,000). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

14. Events after balance sheet date

On July 14, 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54 month period and have an interest-only period of 24 months.

Pontifax may elect to convert the outstanding loan into ProQR ordinary shares at any time prior to repayment at a fixed conversion price. ProQR also has the ability to convert the loan into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold.

In connection with the loan agreement, the Company issued to Pontifax warrants to purchase up to an aggregate of 190,424 shares of its common stock at a fixed exercise price.

Subsequent to the closing with Pontifax, the loan facility was expanded by an additional €15 million (in three tranches of €5 million) with Kreos Capital.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM